UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2025 and 2024

Sonoco Retirement and Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants, Plan Administrator, and Employee Benefits Council of the
Sonoco Retirement and Savings Plan
Hartsville, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2020.

Chicago, Illinois
June 24, 2026

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

(in thousands of dollars)	2025	2024
Assets
Investments:
Plan investments at fair value (Notes 3 and 4)	$1,390,600	$1,488,012
Plan investments at contract value (Note 3)	112,771	139,701
Total investments	1,503,371	1,627,713

Receivables:
Notes receivable from participants	39,862	40,930
Employer contributions (Note 2)	1,143	1,794
Employee contributions	389	1,228
Total receivables	41,394	43,952

Net assets available for benefits	$1,544,765	$1,671,665

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

(in thousands of dollars)	2025	2024
Additions to net assets attributed to:
Net appreciation in fair value of Plan investments (Note 2)	$210,506	$165,532
Interest and dividends on Plan investments (Note 2)	4,694	6,351
Interest income on notes receivable from participants	3,208	3,165
Contributions:
Employer	42,498	49,652
Employee	62,668	71,778
Rollovers	6,160	9,499
Total contributions (Note 2)	111,326	130,929
Total additions	329,734	305,977

Deductions from net assets attributed to:
Distributions to participants	407,843	202,241
Administrative expenses (Note 5)	1,406	1,761
Total deductions	409,249	204,002

(Decrease)/increase in net assets available for benefits before transfers out to other qualified plans	(79,515)	101,975
Net transfers out to other qualified plans (Note 1)	(47,385)	—
(Decrease)/increase in net assets available for benefits	(126,900)	101,975
Net assets available for benefits:
Beginning of year	1,671,665	1,569,690
End of year	$1,544,765	$1,671,665

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Sonoco Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General
Sonoco Products Company (the "Company" or "Sonoco"), a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has approximately 265 locations in 37 countries.

The Plan is a defined contribution retirement plan provided for certain of the Company’s U.S. employees. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”) and is comprised of both an elective and non-elective component.

The elective component of the Plan, which is designed to meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC"), allows participants to set aside a portion of their wages and salaries for retirement and encourages saving by matching a portion of their contributions with contributions from the Company.

Transfers
On November 3, 2025, the Company completed the sale of ThermoSafe, its temperature-assured packaging business operating under the Sonoco Protective Solutions Inc. subsidairy, to Arsenal Capital Partners (“Arsenal”), a private equity firm. ThermoSafe had approximately 700 employees in the United States who were participants in the Plan at the time of the sale. After the sale, Plan assets totaling approximately $47,385,000 representing the participant account balances on the date of the sale, were transferred from the Plan to the ThermoSafe 401(k) plan.

Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits upon completion of 30 days of service. Certain groups of employees have different requirements as defined in the Plan documents.

Participant Contributions
Participants, generally, can elect to defer up to 100% of eligible gross pay through payroll deductions. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $23,500 and $23,000 in 2025 and 2024, respectively. Participants over age 50 could contribute additional pre-tax contributions up to $7,500 in 2025 and 2024, and effective January 1, 2025, up to $11,250 for participants between the ages of 60 and 63, subject to certain catch-up rules as defined under the IRC. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $70,000 or 100% of gross pay in 2025 and $69,000 or 100% of gross pay in 2024. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of sixteen index funds, shares of the Company's common stock (“Sonoco Stock”), and a Stable Value Fund. Participant elections to contribute to the Plan is voluntary. However, unless participants waive participation or make a positive election, they will generally be enrolled automatically in the Plan with a 6% before-tax contribution to begin 30 days after their eligibility date. Participants have the option to reinvest Sonoco Stock dividends within the Plan or to receive these dividends in cash. The participant can also invest funds in a Self-Managed Account once certain criteria are met. The contributions for certain union groups subject to collective bargaining agreements and for nonunion participants contributing less than 10% of their compensation earned was automatically increased by 1% per year until they reach 10% or until subsequently updated at the participant's discretion. For union participants, the auto enrollment provisions vary.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Employer Contributions
The Company matches non-union employee contributions 100% on the first 6% of the participant’s pre-tax and/or Roth contributions as a safe harbor matching contribution. All matching contributions are paid in cash or Company common stock, as elected by the Board, and invested in accordance with the participants’ chosen investment allocations. No employer contributions were made to the Plan in the form of Company stock during the years ended December 31, 2025 and 2024. Any changes to the Company's matching contributions require the approval of its Board of Directors. For union participants, the Company's matching contributions are determined in accordance with collective bargaining agreements and in the U.S. are referred to as Collectively-Bargained Nonelective Employer Contributions ("CBNC"). Participants are able to direct the recordkeeper, Empower Retirement, LLC ("Empower"), to invest CBNC funds in any of the available investment options.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s employer contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer contributions after completing a minimum number of years of service as specified by the collective-bargaining agreement. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching contributions.

Payment of Benefits
The Plan provides for payments of benefits upon retirement, hardship, reaching age of 59.5 years, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in monthly, quarterly, or annual installments of not less than $1,000.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $7,000 or less. If a participant is entitled to an automatic benefit payment that is $7,000 or less and does not elect a direct distribution or rollover, the Plan will arrange for a rollover distribution to an individual retirement plan account for the participant. If the vested value is greater than $7,000, distributions may be deferred until the participant reaches the age of 73. If the participant dies and the balance is less than $7,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $7,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 73 for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their fund accounts up to a secured amount no greater than the lesser of 50% of the vested account balance excluding balances related to certain employer contribution sources as defined in the Plan documents or $50,000 minus the highest outstanding note balance during the previous 12-month period. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (7.75% at December 31, 2025 and 8.50% at December 31, 2024). Interest rates ranged from 4.25% to 9.50% for the years ended December 31, 2025 and 2024. Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note. Certain participant loans related to acquisitions completed by the Company may have maturity terms beyond these periods. The range of maturity dates for outstanding loans at December 31, 2025 varied and included a maximum maturity date of October 2047. Participants are limited to two outstanding loans at any given time.

Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”

Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances may be used to reduce future employer matching contributions and administrative expenses. For the years ended December 31, 2025 and 2024, forfeitures totaling approximately $262,000 and $167,000, respectively, were used to reduce employer matching contributions. The remaining balance in the forfeitures account totaled approximately $731,000 and $337,000 at December 31, 2025 and 2024, respectively.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

Contributions
Contributions from the Company are recorded into the Plan's fund accounts in the year and in the amount authorized by the Board. The employer contribution receivable represents amounts authorized at year-end, but not yet received by the Plan.

Employee contributions were $62,668,000 and $71,778,000 for the years ended December 31, 2025 and 2024, respectively. Employee contributions are recorded into the Plan's fund accounts in the year in which they are earned. Employee receivables of approximately $389,000 and $1,228,000 at December 31, 2025 and 2024, respectively, represent participant contributions earned prior to year-end, but not yet received by the Plan. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Employer matching contributions, including CBNCs, were $42,498,000 and $49,652,000 for the years ended December 31, 2025 and 2024, respectively. Employer receivables for matching contributions, including CBNCs, net of forfeitures, were approximately $1,143,000 and $1,794,000 at December 31, 2025 and 2024, respectively. No employer contributions were made to the Plan in the form of Company stock during the years ended December 31, 2025 and 2024.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Upon commencement of employment, employees are allowed to make rollover contributions into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. During the years ended December 31, 2025 and 2024, rollover contributions into the Plan were $6,160,000 and $9,499,000, respectively.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of the Company's common stock are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SICs”) and collective trusts. All security-backed contracts held by the Fund are fully benefit-responsive, which means participant-initiated transactions from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. All SIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2025 and December 31, 2024. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded as distributions to participants when paid. For the year ended December 31, 2025, distributions to participants were $407,843,000, including $149,512,000 associated with the Company's sale of its Thermoformed and Flexibles Packaging business and its global Trident business (collectively, “TFP”) to Toppan Inc. TFP had approximately 3,000 employees in the United States who were participants in the Plan at the time of the sale.

Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the Plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”

New Accounting Pronouncements
During the year ended December 31, 2025, there were no newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3. Investments

The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (the "SIRP Plan"). The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Master Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2025 and 2024. Empower Trust Company, LLC ("ETC") served as the trustee of the Plan as of December 31, 2025 and 2024. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2025 and 2024, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, and collective trusts. These SICs include wrapper contracts that provide a guarantee that the crediting rate will not fall below 0%. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Security-backed SICs generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:
•material amendments to the Plan’s structure or administration;
•changes to the participating plans’ competing investment options including the elimination of equity wash provisions;
•complete or partial termination of the Plan, including a merger with another Plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;
•the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the

Sonoco Retirement and Savings Plan
Notes to Financial Statements

contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2025	2024
Common Stock and Mutual Funds
Sonoco Stock	$33,124	$41,050
Self-Directed Brokerage Account	9,576	9,413
	42,700	50,463

Collective Trusts
S&P 500 Index Fund	362,735	392,516
S&P Mid-Cap Fund	111,178	126,162
Bond Market Index Fund	104,753	115,986
International Stock Index Fund	115,027	115,921
Russell Small Cap Index Fund	51,978	59,334
SSGA Retirement Date Funds:
SSGA Retirement 2020 Fund	—	28,275
SSGA Retirement 2025 Fund	67,324	77,155
SSGA Retirement 2030 Fund	111,669	131,363
SSGA Retirement 2035 Fund	99,012	98,764
SSGA Retirement 2040 Fund	95,936	96,440
SSGA Retirement 2045 Fund	49,670	47,058
SSGA Retirement 2050 Fund	58,494	58,436
SSGA Retirement 2055 Fund	42,025	37,803
SSGA Retirement 2060 Fund	25,304	23,523
SSGA Retirement 2065 Fund	16,976	13,020
SSGA Retirement Income Fund	32,879	11,286
	1,344,960	1,433,042

Stable Value Fund
Synthetic guaranteed investment contracts	112,771	139,701
Collective trusts	2,940	4,507
	115,711	144,208

Total investments	$1,503,371	$1,627,713

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements

Fair-value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2025	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Collective Trusts (a)	$1,347,900	$1,347,900	$—	$—	$—
Company Common Stock (b)	33,124	—	33,124	—	—
Mutual Funds, Common Stock, and Interest-Bearing Cash (c)	9,576	—	9,576	—	—
Total investments reported at fair value	$1,390,600	$1,347,900	$42,700	$—	$—

(in thousands of dollars)	December 31, 2024	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Collective Trusts (a)	$1,437,549	$1,437,549	$—	$—	$—
Company Common Stock (b)	41,050	—	41,050	—	—
Mutual Funds, Common Stock, and Interest-Bearing Cash (c)	9,413	—	9,413	—	—
Total investments reported at fair value	$1,488,012	$1,437,549	$50,463	$—	$—
(a) Collective Trusts consist primarily of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values. There were no unfunded commitments.
(b) Company Common Stock includes investment of shares of Sonoco Stock, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) Mutual Funds, Common Stock, and Interest-Bearing Cash include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and interest-bearing cash held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(d) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net depreciation and net appreciation in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”

Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Note 5.    Related Party and Party-in-Interest Transactions

The Plan considers certain entities and individuals as parties-in-interest, including among others, fiduciaries of the Plan, any party rendering service to the Plan, the employer Plan Sponsor, and unions covered by the Plan. Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, SEI Trust Company, which qualifies as a party-in-interest. The underlying investments of the Stable Value Fund also include investments in insurance contracts for subsidiaries of Metlife Inc., which provides insurance services to the Plan Sponsor for a fee, and qualifies as a party-in-interest. As the Plan Trustee, ETC issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to parties-in-interest amounted to approximately $1,406,000 and $1,761,000 for the years ended December 31, 2025 and 2024, respectively. Party-in-interest transactions also include notes receivable from participants.

At December 31, 2025 and 2024, the Plan held approximately 759,000 and 840,000 shares, respectively, of common stock of the Company with a fair value of approximately $33,124,000 and $41,050,000, respectively. During the year ended December 31, 2025, purchases and sales of the Company's common stock were approximately $6,704,000 and $10,187,000, respectively. During the year ended December 31, 2024, purchases and sales of the Company's common stock were approximately $10,018,000 and $11,295,000, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income on the common stock of the Company of approximately $1,702,000 and $1,734,000, respectively, and realized losses of approximately $892,000 and $55,000, respectively.

Note 6.    Tax Status

The IRS has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any periods in progress.

Note 7.    Plan Termination and Discontinuance of Contributions

As a result of the Company's sale of TFP to Toppan Inc., the Plan experienced a partial plan termination as defined by ERISA in 2025. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. Because a partial plan termination

Sonoco Retirement and Savings Plan
Notes to Financial Statements

occurred, full vesting in the employer’s contribution was required for the affected participants, but the remaining participants’ vesting continued to be determined per the plan provisions.

All affected employees who were participants in the Plan were fully vested in their account balances at the date of their partial plan termination.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA, at which point the account balances of the participants will be fully vested.

Note 8.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

(in thousands of dollars)	2025	2024
Net assets available for benefits per the financial statements	$1,544,765	$1,671,665
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,815)	(7,966)
Less: Adjustment for deemed loan distribution reclassification	(6,760)	—
Less: Adjustment for benefits claims payable	(14)	—
Net assets available for benefits per Form 5500	$1,534,176	$1,663,699

The following is a reconciliation of the decrease in net assets available for benefits before transfers per the financial statements for the year ended December 31, 2025 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2025
Decrease in net assets available for benefits before transfers per the financial statements	$(79,515)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,151
Adjustment for deemed loan distribution reclassification	(6,760)
Adjustment for benefits claims distributions	(14)
Decrease in net assets available for benefits before transfers per Form 5500	$(82,138)

Note 9. Subsequent Events

No subsequent events were identified through June 24, 2026, the date these financial statements were issued.

Supplemental Schedules

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2025
EIN: 57-0248420 PN: 026

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: [x]	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP
x	$2,126,662	$73,237	$—	$—

*Delinquent contributions, adjusted for earnings, of $58,218 for the 2024 Plan year, $14,264 for the 2023 Plan year and $755 for the 2022 Plan year were corrected during the 2025 Plan year.

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2025
EIN: 57-0248420 PN: 026
(dollars in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Common Stock and Mutual Funds
*	Sonoco Products Company	Sonoco Stock		$33,124
*	Empower Retirement	Self-Managed Account		9,576
	Collective Trusts
*	StateStreet Global Advisors	S&P 500 Index SL CL II		362,735
*	StateStreet Global Advisors	S&P Mid-Cap SL CL XIV		111,178
*	StateStreet Global Advisors	Bond Market Index SL CL XIV		104,753
*	StateStreet Global Advisors	International Stock Index SL CL IX		115,027
*	StateStreet Global Advisors	Russell Small Cap Index II Fund		51,978
*	StateStreet Global Advisors	SSgA Retirement 2025 SL CL V		67,324
*	StateStreet Global Advisors	SSgA Retirement 2030 SL CL V		111,669
*	StateStreet Global Advisors	SSgA Retirement 2035 SL CL V		99,012
*	StateStreet Global Advisors	SSgA Retirement 2040 SL CL V		95,936
*	StateStreet Global Advisors	SSgA Retirement 2045 SL CL V		49,670
*	StateStreet Global Advisors	SSgA Retirement 2050 SL CL V		58,494
*	StateStreet Global Advisors	SSgA Retirement 2055 SL CL V		42,025
*	StateStreet Global Advisors	SSgA Retirement 2060 SL CL V		25,304
*	StateStreet Global Advisors	SSgA Retirement 2065 SL CL V		16,976
*	StateStreet Global Advisors	SSgA Retirement Income SL CL V		32,879

	Stable Value Fund
	SEI Trust Company
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.25%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 3.25%
	Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 3.21%
	Metropolitan Tower Life Ins. Co.	Synthetic Investment Contract, 3.23%
*	SEI Trust Company	Galliard Short Core Fund F		44,038
	SEI Trust Company
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.25%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 3.25%
	Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 3.21%
	Metropolitan Tower Life Ins. Co.	Synthetic Investment Contract, 3.23%
*	SEI Trust Company	Galliard Intermediate Core Fund L		64,918
*	SEI Trust Company	Short-Term Investment Fund II		2,940
				1,499,556
*	Notes receivable from participants	Notes receivable from participants have interest rates ranging from 4.25% to 9.5%, with varying maturity dates through 2047		33,102
				$1,532,658
* Represents a party-in-interest to the Plan
** Cost omitted for participant-directed accounts
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 24, 2026	By:	/s/ Paul Joachimczyk
Date		Paul Joachimczyk
Chief Financial Officer